Exhibit 99.1

2Q 2026

Results

July 28, 2026

Investor Contact

(52) 818-328-6167

investor@femsa.com

femsa.gcs-web.com

Media Contact

(52) 555-249-6843

comunicacion@femsa.com

femsa.com

HIGHLIGHTS

Monterrey, Mexico, July 28, 2026 — Fomento Económico Mexicano, S.A.B. de C.V. (“FEMSA”) (NYSE: FMX; BMV: FEMSAUBD, FEMSAUB) announced today its operational and financial results for the second quarter of 2026.

Reporting Segments Update: In our continuous effort to improve our disclosure, we have updated FEMSA’s reporting segment structure to better reflect the scale, stage of development, and strategic differentiation of our various operations.  This updated structure should provide investors with greater visibility into the drivers of performance across our operations. Our updated reporting segments are as follows: i) OXXO Mexico; ii) Americas & Mobility which now includes all OXXO operations outside of Mexico (Brazil, Colombia, Chile, Peru and the U.S.), as well as the fuel operations in Mexico and the U.S; iii) Europe; iv) Health; and v) Coca-Cola FEMSA.  Only segments i) and ii) changed relative to our previous reporting structure.

July 28, 2026 | Page 1

•	FEMSA: Total consolidated revenues grew 9.3% and Income from operations increased 7.2% compared to 2Q25.

•	OXXO Mexico: Total revenues grew 11.8% and Income from operations increased 12.3% versus 2Q25.

•	SPIN: Spin by OXXO had 11.5 million active users[1] representing 22.1% growth compared to 2Q25 while Spin Premia had 29.1 million active loyalty users[2] representing 9.4% growth compared to 2Q25, and an average tender at OXXO Mexico of 50.4% which increased from 45.8% in 2Q25.

•	COCA-COLA FEMSA: Total revenues grew 4.7% and Income from Operations increased 9.1% against 2Q25.

Financial Summary for the Second Quarter and First Six Months of 2026

Change vs. comparable period

	Total Revenues		Gross Profit		Income from Operations		Same-Store Sales
As Reported	2Q26	YTD26	2Q26	YTD26	2Q26	YTD26	2Q26	YTD26
FEMSA Consolidated	9.3%	7.8%	7.8%	7.3%	7.2%	6.5%
OXXO Mexico	11.8%	10.1%	10.2%	10.8%	12.3%	15.6%	9.5%	7.9%
Americas & Mobility	17.4%	15.3%	16.9%	21.2%	(88.0)%	(57.7)%	11.4%[3]	8.2%[3]
Europe	(3.8)%	(2.0)%	(6.6)%	(4.1)%	(7.3)%	(2.5)%	(5.7)%	(4.3)%
Health	2.2%	1.6%	(8.7)%	(9.3)%	(57.7)%	(36.7)%	0.7%	0.3%
Coca-Cola FEMSA	4.7%	3.1%	8.8%	6.9%	9.1%	3.6%
Comparable(A)
FEMSA Consolidated	10.1%	9.3%	8.8%	8.9%	11.7%	11.9%
OXXO Mexico	11.8%	10.1%	10.2%	10.8%	12.3%	15.6%	9.5%	7.9%
Americas & Mobility	11.6%	11.1%	5.5%	12.9%	(29.0)%	8.1%	17.6%[3]	16.6%[3]
Europe	3.2%	2.4%	0.2%	0.1%	(0.5)%	2.7%	1.9%	0.9%
Health	4.8%	5.7%	(5.1)%	(4.8)%	(54.1)%	(30.6)%	6.2%	6.7%
Coca-Cola FEMSA	6.6%	8.1%	10.7%	11.9%	11.1%	8.2%

Jose Antonio Fernández Garza-Lagüera, FEMSA’s Chief Executive Officer, commented:

“During the second quarter, we delivered a strong set of results, led by an encouraging performance at OXXO Mexico and continued momentum across many of our retail platforms, while Coca-Cola FEMSA navigated a still-challenging environment due to weak consumer demand and tax increases in Mexico that was more than offset by robust performances in South America.

We should highlight the quarter at OXXO Mexico, which delivered double-digit revenue and profit growth and, importantly, a return to positive customer traffic after several quarters of decline. While the World Cup provided a positive contribution during the quarter, we believe there was additional improvement supported by stronger execution across regions, commercial initiatives focused on key traffic-driving categories, and the consumer-centric strategy we began implementing during the second half of last year as we refocus on the customer at the center of everything we do. Beyond OXXO Mexico, we continue to be encouraged by the momentum of our growth platforms, with Bara setting a record for store openings and our OXXO operations in Colombia and Brazil advancing steadily toward the unit economics that will allow us to accelerate expansion with confidence.

As we look ahead, and despite still facing a soft consumer environment in Mexico, and not enjoying the tailwind of the World Cup, we like our current momentum across most of our business units, and we are cautiously optimistic about the second half of the year even if it will be more subdued. While we recognize it will present its share of challenges, we are confident that the strength of our geographically diversified platform, together with the strategic and operating initiatives we have put in place and which are already bearing fruit, position us well to continue executing against our long-term strategy in pursuit of sustainable, profitable growth.”

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days. Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

2 Tender: OXXO MXN sales with Spin Premia redemption or accrual / Total OXXO MXN Sales, during the period.

3 Currency-neutral. Only includes merchandise. Same-store sales includes a weighted average of OXXO Americas (Colombia, Chile, Peru and the U.S.A.).

July 28, 2026 | Page 2

QUARTERLY RESULTS

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

2Q26 Financial Summary

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q26	2Q25	Var.	Comp (A)
Total Revenues	231,002	211,364	9.3%	10.1%
Gross Profit	92,611	85,922	7.8%	8.8%
Gross Profit Margin (%)	40.1	40.7	(60bps )
Income from Operations	19,110	17,831	7.2%	11.7%
Operating Margin (%)	8.3	8.4	(10bps )
Adjusted EBITDA[1]	33,340	29,588	12.7%	15.8%
EBITDA Margin (%)	14.4	14.0	40 bps
Consolidated Net Income	9,221	5,591	64.9%

Net Debt2 ex-KOF3

Amounts expressed in millions of Mexican Pesos (Ps.)

As of June 30, 2026	Ps.		US$[4]
Cash and Investments	73,591		4,213
Financial Debt	54,153		3,103
Lease Liabilities	109,387		6,269
Net debt (ND)	90,020		5,159
ND / Adjusted LTM EBITDA	1.15	x	-

Total revenues increased 9.3% in 2Q26 compared to 2Q25, driven by growth in Coca-Cola FEMSA, OXXO Mexico, Americas & Mobility and Health, partially offset by a decrease in Europe. Excluding the consolidation of OXXO Brazil and the net negative foreign exchange effect as the Mexican peso appreciated relative to other currencies, revenues grew 10.1% on a comparable basis.

Gross profit increased 7.8%. Gross margin contracted 60 basis points, reaching 40.1%. This reflects margin expansion in Coca-Cola FEMSA, offset by contractions in OXXO Mexico, Europe and Health, and stable margin at Americas & Mobility. It is important to highlight that the contractions in Europe and Health are explained by the reclassification of distribution expenses from selling expenses to cost of goods sold, which do not impact income from operations; this effect is reflected in the 2Q26 results, but not in the comparison base of 2Q25. Excluding the effects of this reclassification, the gross margin would have contracted by 20 basis points, from a base of 40.3% for the second quarter of 2025. On a comparable basis, which accounts for currency effects and the consolidation of OXXO Brazil, gross profit increased 8.8%.

Income from operations increased 7.2%, driven by growth in Coca-Cola FEMSA and OXXO Mexico, partially offset by declines in Americas & Mobility, Europe and Health. The consolidated operating margin stood at 8.3%, contracting 10 basis points year over year, reflecting margin expansion at Coca-Cola FEMSA and to a lesser extent OXXO Mexico, offset by margin contraction at Americas & Mobility, Europe, and Health. On a comparable basis, income from operations increased 11.7%.

The effective income tax rate was 34.8% in 2Q26. The gap between our effective tax rate and the statutory rate of 30% reflects non-deductible expenses, primarily at OXXO Mexico and Health, and non-creditable tax loss effects, mainly from Spin and, to a lesser extent, Health. Our income tax provision for 2Q26 was Ps. 4,905 million, an increase of 13.0% relative to 2Q25.

Net consolidated income amounted to Ps. 9,221 million, compared to Ps. 5,591 million in 2Q25, representing a 64.9% increase. This increase was supported by growth in income from operations as well as: i) a lower non-cash foreign exchange loss of Ps. 655 million, compared to a loss of Ps. 4,102 million in 2Q25, reflecting a favorable impact of Ps. 3,447 million, mainly due to a lower appreciation of the Mexican peso against the U.S. dollar generating lower losses on a lower U.S. dollar-denominated cash and investment position; and ii) a positive participation in associates’ results of Ps. 38 million, compared to a loss of Ps. 756 million in 2Q25, which reflected the results of our joint venture in Brazil and our participation in BradyPlus. These effects were partially offset by: i) higher net interest expense of Ps. 4,021 million, compared to Ps. 3,250 million in 2Q25, mainly reflecting lower interest income of Ps. 1,508 million compared to Ps. 2,051 million in 2Q25, driven by a lower cash and investment balance; ii) a lower gain from other financial income of Ps. 163 million compared to Ps. 633 million, mainly reflecting the absence of the gain recorded in 2Q25 from the valuation of HKN shares; and iii) a higher income tax provision of Ps. 4,905 million, compared to Ps. 4,339 million in 2Q25.

Net majority income was Ps. 1.62 per FEMSA Unit5, representing 107.7% growth, and US$0.93 per FEMSA ADS4.

Net Debt / Adjusted EBITDA. On an ex-KOF basis, as of June 30, 2026, cash and investments were Ps. 73,591 million and total debt was Ps. 163,539 million, resulting in net debt of Ps. 90,020 million. Our Net Debt / Adjusted EBITDA ratio ex-KOF was 1.15x up from 0.93x in 2Q25, although it declined sequentially, supported by operating performance and a lower financial debt balance offset by a lower balance of cash and investments. This year-on-year increase mainly reflects the cash outflow related to our capital allocation strategy, which has resulted in Ps. 45,498 million of ordinary and extraordinary dividends, as well as Ps. 10,354 million of share repurchases6 during the last twelve months.

Capital expenditures amounted to Ps. 8,872 million, 3.8% as a percentage of total sales, and a decrease of 3.6% compared to 2Q25, mainly reflecting lower CAPEX at Coca-Cola FEMSA, driven by a more selective approach to capital deployment, coupled with decreases in Health and Europe, consistent with a disciplined approach to investments across the portfolio. This was partially offset by an increase CAPEX in OXXO Mexico, reflecting the continued pace of store openings, and in Americas & Mobility, related to store expansion investments across the region.

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations + other non-cash charges. Adjusted EBITDA ex-KOF: FEMSA Consolidated Adjusted EBITDA as described above – Coca-Cola FEMSA’s Consolidated Adjusted EBITDA + Dividends received by FEMSA from Coca-Cola FEMSA and other investments.

2 All Net Debt calculations are shown on an Ex-KOF basis. For a detailed reconciliation of this metric please see table on page 17 of this document.

3 ex-KOF: FEMSA Consolidated reported information – Coca-Cola FEMSA Consolidated reported information.

4 The exchange rate published by the Federal Reserve Bank of New York for June 30, 2026 was 17.4490 MXN per USD.

5 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2026 was 3,412,732,415, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

6 Share repurchases considers the disbursed amount for the local market repurchases and the ASRs of the last twelve months, that include two ASR of US$260 million and US$300 respectively, this is translated to Mexican pesos with the exchange rate for the end of the period of June 30, 2026, which was 17.4490 MXN per USD.

July 28, 2026 | Page 3

OXXO MEXICO

2Q26 Financial Summary – OXXO Mexico

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q26	2Q25	Var.
Same-store sales (thousands of Ps.)[1]	1,101.7	1,006.5	9.5%
Total Revenues	86,708	77,539	11.8%
Gross Profit	38,865	35,272	10.2%
Gross Profit Margin (%)	44.8	45.5	(70bps )
Income from Operations	8,649	7,701	12.3%
Income from Operations Margin (%)	10.0	9.9	10 bps
Adjusted EBITDA	13,239	11,632	13.8%
Adjusted EBITDA Margin (%)	15.3	15.0	30 bps

1 Same-store Sales OXXO Mexico

July 28, 2026 | Page 4

Total revenues increased 11.8% in 2Q26 compared to 2Q25, reflecting a 9.5% increase in same-store sales, coupled with 3.5% store expansion. The growth in same-store sales was driven by an increase of 7.4% in the average ticket, and an increase of 2.0% in store traffic. During the quarter, results were supported by (i) the continued execution of commercial initiatives, including assortment and price actions across key consumer and traffic-driving categories, which supported market share recovery in core categories such as soft drinks, cigarettes, beer and snacks, (ii) the favorable effect from the FIFA World Cup, including the sale of Panini collectible stickers, and (iii) continued growth in services. Importantly, the traffic improvement was broad-based across regions. These results were achieved despite a weak consumption environment, adverse weather, and a moderate Holy Week calendar effect. The increase in average ticket above inflation reflects changes in product mix and the effect of excise taxes on beverages and cigarettes. In most categories, we are focused on affordability strategies to maintain competitiveness relative to other channels. During the quarter, the OXXO store base in Mexico expanded by 253 stores, and it added 832 total net stores during the last twelve months. As of June 30, 2026, OXXO Mexico had a total of 24,708 stores.

Gross profit reached 44.8% of total revenues, representing a 70-basis point contraction compared to 2Q25. This contraction reflects the continued execution of commercial initiatives in key categories designed to strengthen traffic and market share, which included price rationalization in relevant traffic driving categories. This was partially offset by the continued growth in services and sustained income from key suppliers, including commercial and distribution income.

Income from operations increased by 12.3% compared to 2Q25 and reached 10.0% of total revenues, representing a 10-basis point margin expansion year over year. This performance was mainly explained by revenue growth, operating leverage, and cost containment and efficiency initiatives, which helped offset the gross margin contraction described above. Operating expenses increased 9.6%, below revenue growth, reflecting the cost containment and the operational efficiencies implemented during last year, particularly in administrative expenses, partially offset by higher labor and expansion-related costs.

AMERICAS[1] & MOBILITY[2]

2Q26 Financial Summary – Americas & Mobility

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q26	2Q25	Var.	Comp.(A)
Same-store sales (thousands of Ps.)	1,141.2	1,024.8	11.4%	17.6%[3]
Merchandise[1] Sales	6,673	4,290	55.6%	16.5%
Fuel[2] and Other Sales	21,894	20,035	9.3%	10.7%
Total Revenues	28,567	24,325	17.4%	11.6%
Merchandise[1] Gross Profit	2,174	1,405	54.8%	21.0%
Fuel[2] and Other Gross Profit	2,423	2,527	(4.1)%	(1.9)%
Gross Profit	4,597	3,932	16.9%	5.5%
Gross Profit Margin ()%	16.1	16.2	(10bps )
Income from Operations	80	664	(88.0)%	(29.0)%
Income from Operations Margin ()%	0.3	2.7	(240bps )
Adjusted EBITDA	1,296	1,354	(4.3)%	5.7%
Adjusted EBITDA Margin ()%	4.5	5.6	(110bps )

AMERICAS1

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Americas: OXXO Brazil, Chile, Colombia, Peru and USA.

2 Mobility: Fuel operations in Mexico and the USA, and Mecanica Tek.

3 Same-store Sales is a weighted average of OXXO Colombia, Chile, Peru and the U.S.A.

July 28, 2026 | Page 5

Total revenues increased 17.4% in 2Q26 compared to 2Q25, reflecting a 9.3% increase in our Fuel sales, coupled with a 55.6% increase in our Merchandise sales. The growth in our Fuel sales mainly reflects an increase in volume and traffic across our service stations. The solid results in our Merchandise sales mainly reflect the positive performance of our OXXO stores in South America, with continued growth in same-store sales, reflecting our initiatives to drive traffic and new revenue opportunities, complemented by operational improvements across different countries. We also benefited from the integration of OXXO Brazil, which we began consolidating on February 1st, 2026. This was partially offset by negative translation effects from certain operating currencies outside of Mexico which depreciated against the peso. On a comparable basis, which excludes the addition of OXXO Brazil as well as currency headwinds, total revenues increased 11.6%. During the quarter, the store base expanded by 11 stores. Americas & Mobility had 46 total net store additions for the last twelve months and a total of 1,953 stores as of June 30, 2026, reflecting a moderation in the pace of expansion as we focus on strengthening four-wall economics and profitability.

Gross profit reached 16.1% of total revenues, in line with 2Q25. Gross profit increased 16.9%, reflecting strong growth in Merchandise gross profit, which increased 54.8%, supported by the performance of OXXO stores in Latam and the consolidation of OXXO Brazil. This was partially offset by a 4.1% decline in Fuel gross profit, mainly reflecting margin compression in our fuel business in Mexico, as diesel price commitments and higher fuel costs weighed on unit margins despite higher volumes. On a comparable basis, gross profit increased 5.5%, excluding the addition of OXXO Brazil and currency fluctuations.

Income from operations decreased by 88.0% compared to 2Q25 and represented 0.3% of total revenues, which represents a 240-basis point contraction. This performance was mainly explained by the incorporation of OXXO Brazil losses into the consolidated results, coupled with the fuel margin compression described above. This was partially offset by improved operating performance in OXXO Chile, Peru and Colombia, reflecting stronger revenue growth, operational improvements and a continued focus on profitability across the region. Operating expenses increased above total revenues, reflecting the incorporation of Brazil and increased expenses as we continue to build capabilities to support future growth. On a comparable basis, income from operations decreased 29.0%, mainly reflecting the pressure on Fuel margin in Mexico.

Bara[1]

Bara

Total revenues increased by 35.8% in 2Q26 compared to 2Q25, reflecting an average same-store sales increase of 11.3%, with an ongoing strong performance in the grocery, homecare and convenience categories and the addition of 253 net new Bara stores during the last twelve months, a 47.5% year over year increase in the store base. During the quarter, the Bara store base expanded by 112 units reaching a total of 786 Bara stores as of June 30, 2026.

1 Bara store count and results are not consolidated within the Americas & Mobility reported figures.

July 28, 2026 | Page 6

EUROPE

2Q26 Financial Summary – Europe

Amounts expressed in millions of Mexican Pesos (Ps.)

	2Q26	2Q25	Var.	Comp.(A)
Same-store sales (thousands of Ps.)[1]	1,930.0	2,046.7	(5.7)%	1.9%
Total Revenues	14,491	15,065	(3.8)%	3.2%
Gross Profit	5,821	6,233	(6.6)%	0.2%
Gross Profit Margin (%)	40.2	41.4	(120bps )
Income from Operations	638	688	(7.3)%	(0.5)%
Income from Operations Margin (%)	4.4	4.6	(20bps )
Adjusted EBITDA	2,150	2,179	(1.3)%	5.9%
Adjusted EBITDA Margin (%)	14.8	14.5	30 bps

Total revenues decreased 3.8% in 2Q26 compared to 2Q25, reflecting currency headwinds. On a currency-neutral basis total revenues grew 3.2%, reflecting higher sales from our Swiss retail operations, supported by a favorable sales mix, partially offset by lower B2B sales and a softer performance across formats in Germany, impacted by adverse weather and transport-related disruptions.

Gross profit represented 40.2% of total revenues, a 120 basis-point margin contraction, reflecting a reclassification of distribution expenses from selling expenses to cost of goods sold, which is not reflected in 2Q25. Gross profit decreased 6.6% compared to 2Q25 but increased 0.2% on a currency-neutral basis, reflecting the effects mentioned above. Excluding the effects of this reclassification, gross profit would have decreased 3.0% in 2Q26, and the gross profit margin would have expanded 40 basis points from a base of 39.8% in 2Q25, reflecting continued implementation of commercial income strategies and solid performance in Swiss retail, supported by higher tobacco and food margins, and higher promotional income.

Income from operations decreased 7.3% versus 2Q25 and represented 4.4% of total revenues, a 20 basis-point contraction year-on-year, impacted by currency headwinds and one-time expenses related to the reorganization of our operations. This was partially offset by the solid performance of our Swiss convenience business, supported by promotional income and a favorable sales mix, coupled with effective expense control. On a comparable basis, income from operations decreased 0.5%.

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

1 Same-store Sales reflects a weighted average from our foodservice and retail operations.

July 28, 2026 | Page 7

HEALTH

2Q26 Financial Summary - Health

Amounts expressed in millions of Mexican Pesos (Ps.) except same-store sales

	2Q26	2Q25	Var.	Comp.(A)
Same-store sales (thousands of Ps.)	1,036.3	1,029.5	0.7%	6.2%
Total Revenues	22,328	21,850	2.2%	4.8%
Gross Profit	5,930	6,496	(8.7)%	(5.1)%
Gross Profit Margin (%)	26.6	29.7	(310bps )
Income from Operations	346	819	(57.7)%	(54.1)%
Income from Operations Margin (%)	1.5	3.7	(220bps )
Adjusted EBITDA	2,069	1,981	4.4%	9.4%
Adjusted EBITDA Margin (%)	9.3	9.1	20 bps

Total revenues increased 2.2% in 2Q26 compared to 2Q25, reflecting a positive performance in Colombia retail and Ecuador, offset by neutral performance in Chile, challenging results in Mexico and currency headwinds. On a currency-neutral basis total revenues grew 4.8%. During the quarter, the net store base increased by 57 units, reaching a total of 4,584 locations across our territories as of June 30, 2026, and it added 263 total net locations during the last twelve months. Same-store sales increased 0.7% in Mexican pesos and increased 6.2% on a currency-neutral basis.

Gross profit was 26.6% of total revenues, representing a decrease of 310 basis points, mainly reflecting a reclassification of distribution expenses from selling expenses to cost of goods sold in Chile; this effect is not reflected in 2Q25. The decrease is also driven by the underperformance of Mexico and aggressive promotional initiatives in Chile in response to a highly competitive environment, and an unfavorable product mix in Chile and Ecuador. Gross profit decreased 8.7% compared to 2Q25, reflecting the effects mentioned above. Excluding the effects of this reclassification, the gross profit would have marginally increased by 0.9% in 2Q26 versus the previous year, and the gross profit margin would have contracted 30 basis points from a base of 26.9%.

Income from operations decreased 57.7% and represented 1.5% of total revenues, a reduction of 220 basis points from 3.7%, mainly reflecting; i) a non-cash credit-risk provision of Ps. 408 million in connection with the unwinding process of Colombia’s institutional business; ii) higher labor expenses in Colombia, driven by labor reforms and increased minimum wages; and iii) lower income from operations in Chile, mainly driven by the gross margin contraction described above. This was partially offset by improved results in Ecuador, the continued solid performance of Colombia retail, and a lower operating loss in Mexico, supported by continued cost and expense control. On a comparable basis, income from operations contracted by 54.1%,

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2026 | Page 8

SPIN[1]

Spin by OXXO

Spin by OXXO acquired 0.7 million users during the quarter to reach 17.6 million total acquired users in 2Q26, compared to 14.5 million users in 2Q25. This represents an increase of 21.6% YoY and a 1.6% compound monthly growth rate. Active users2 were 65.0% of the total acquired user base, representing 22.1% growth YoY and reaching 11.5 million. Total transactions per month increased 61.5%3 YoY to reach an average of 119.1 million per month in 2Q26, reflecting an increase in user engagement.

Spin Premia

Spin Premia acquired 1.9 million users during the quarter to reach 67.1 million total acquired users in 2Q26, compared to 58.3 million users in 2Q25. This represents an increase of 15.1% YoY and a 1.2% compound monthly growth rate. Active users4 were 43.5% of the total acquired user base, representing 9.4% growth YoY and reaching 29.1 million. The average tender during the quarter was 50.4%.

COCA-COLA FEMSA

Coca-Cola FEMSA’s financial results and discussion thereof are incorporated by reference from Coca-Cola FEMSA’s press release, which is attached to this press release or may be accessed by visiting coca-colafemsa.com.

1 Spin results are included within the Other business segment.

2 Active User for Spin by OXXO: Any user with a balance or that has transacted within the last 56 days.

3 Represents the growth of average monthly transactions in 2Q26 compared to average monthly transactions in 2Q25.

4 Active User for Spin Premia: User that has transacted at least once with OXXO Premia within the last 90 days.

July 28, 2026 | Page 9

RESULTS FOR THE FIRST SIX MONTHS OF 2026

Results are compared to the same period of previous year

FEMSA CONSOLIDATED

Financial Summary for the First Six Months of 2026

Amounts expressed in millions of Mexican Pesos (Ps.)

	2026	2025	Var.	Comp. (A)
Total Revenues	438,695	406,812	7.8%	9.3%
Gross Profit	176,666	164,686	7.3%	8.9%
Gross Profit Margin (%)	40.3	40.5	(20bps )
Income from Operations	33,421	31,368	6.5%	11.9%
Operating Margin (%)	7.6	7.7	(10bps )
Adjusted EBITDA[1]	61,455	54,832	12.1%	15.8%
Adjusted EBITDA Margin (%)	14.0	13.5	50 bps
Consolidated Net Income	26,874	14,533	84.9%

Total revenues increased 7.8% in the first six months of 2026 compared to the same period of 2025, driven by growth in Coca-Cola FEMSA, OXXO Mexico, Americas & Mobility and Health, partially offset by a decrease in Europe. Revenues reflected a net negative foreign exchange effect as the Mexican peso appreciated relative to other currencies; as a result, revenues grew 9.3% on a comparable basis.

Gross profit increased 7.3%, reflecting increases at OXXO Mexico, Coca-Cola FEMSA and Americas & Mobility, offset by Europe and Health. Gross margin contracted 20 basis points, reaching 40.3%. This reflects margin expansion in OXXO Mexico and Americas & Mobility, offset by contractions in Coca-Cola FEMSA, Europe and Health. It is important to highlight that the contractions in Europe and Health are explained by the reclassification of distribution expenses from selling expenses to cost of goods sold, which do not impact income from operations. Excluding the effects of this reclassification, the gross margin for the first six months of 2025 would have been 40.1%, an expansion of 20 basis points. On a comparable basis, which accounts for currency effects and M&A, gross profit increased 8.9%.

Income from operations increased 6.5%, driven by growth in Coca-Cola FEMSA and OXXO Mexico, partially offset by declines in Americas & Mobility, Europe and Health. The consolidated operating margin stood at 7.6%, contracting 10 basis points year over year, reflecting margin expansion in OXXO Mexico and Coca-Cola FEMSA, offset by margin contractions in Americas & Mobility, Europe and Health. On a comparable basis, income from operations increased 11.9%.

The effective income tax rate was 24.1% for the first six months of 2026. This is largely explained by a one-time gain related to the BradyPLUS and Imperial Dade merger recorded in the first quarter of 2026, reflecting a non-cash accounting gain which increased profitability with no current tax effect. Excluding this impact, the effective income tax rate would be 36.2%. The gap between our effective tax rate and the statutory rate of 30% is mainly explained by non-deductible expenses, primarily at OXXO Mexico, and non-creditable tax loss effects, mainly from Spin. Our income tax provision for the first six months of 2026 was Ps. 8,562 million, a decline of 5.9% relative to the same period of 2025.

Net consolidated income amounted to Ps. 26,874 million, representing an increase of 84.9% compared to the first six months of 2025. This increase primarily reflected a one-time gain related to the BradyPLUS and Imperial Dade merger recorded in the first quarter of 2026. Excluding this one-time gain, our net consolidated income amounted to Ps. 14,923 million, representing an increase of 2.7% compared to the first six months of 2025. This increase primarily reflected: i) a lower non-cash foreign exchange loss of Ps. 1,099 million, compared to a loss of Ps. 3,660 million, reflecting a favorable swing of Ps. 2,561 million, mainly due to lower appreciation of the Mexican peso against the U.S. dollar and lower U.S. dollar cash balances; ii) a reduction in other financial income of Ps. 76 million, compared to Ps. 1,817 million, which reflected the valuation effect recorded in 2025 related to HKN shares; and iii) a lower loss from participation in associates’ results of Ps. 62 million, compared to a loss of Ps. 844 million in 2025, which reflected the results of our joint venture in Brazil and our participation in BradyPlus. These effects were partially offset by: i) higher net interest expense of Ps. 8,315 million, compared to Ps. 6,281 million, mainly reflecting lower interest income of Ps. 2,680 million compared to Ps. 4,183 million, driven by a lower cash and investment balance; and ii) a reduction of Ps. 2,333 million in income from discontinued operations.

Net majority income per FEMSA Unit2 was Ps. 5.97 (US$3.42 per ADS).

Capital expenditures amounted to Ps. 15,067 million, 3.4% as a percentage of total sales, and a decrease of 16.2% compared to the first six months of 2025, mainly reflecting lower CAPEX at Coca-Cola FEMSA, driven by a more selective approach to capital deployment, and at OXXO Mexico, reflecting a more measured pace of store openings compared to the prior year, coupled with a decrease in Health, consistent with a disciplined approach to investments across the portfolio. This was partially offset by higher CAPEX in Americas & Mobility, reflecting continued investments related to the reactivation of expansion plans in most markets.

RECENT DEVELOPMENTS

•	On June 24, 2026, FEMSA completed the accelerated share repurchase program first announced in March 23, 2026. The Company repurchased approximately 2.6 million American Depositary Shares (“ADSs”) at an average price of US$117.47 per ADS, for a total amount of US$300 million, with final settlement and delivery completed on this date. The ASR had an initial delivery of 591,774 ADSs in March 2026.

•	On June 8, 2026, FEMSA announced that it entered into an agreement for a strategic equity investment by QED Investors (“QED”) into its lending business unit. QED is a global fintech-focused venture capital firm with more than 250 portfolio companies and US$4 billion in assets under management.

The lending business unit is an important component of FEMSA’s digital ecosystem, complementing the Company’s payments and loyalty offerings. The business is uniquely positioned to leverage FEMSA’s broad customer reach, high-frequency consumer engagement, extensive transaction data, and trusted brands, creating a strong foundation to develop relevant and accessible credit solutions for underserved consumers in Mexico.

(A) Please refer to page 13 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance

1 Adjusted EBITDA: Operating Income + Depreciation + Amortizations.

2 FEMSA Units consist of FEMSA BD Units and FEMSA B Units. Each FEMSA BD Unit is comprised of one Series B Share, two Series D-B Shares and two Series D-L Shares. Each FEMSA B Unit is comprised of five Series B Shares. The number of FEMSA Units outstanding as of June 30, 2026 was 3,412,732,415, equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

July 28, 2026 | Page 10

FEMSA recognizes that building a successful lending business requires specialized expertise, disciplined execution, and prudent risk management. QED brings a proven track record of supporting the build and scale of fintech companies across multiple markets and is known for its highly engaged, operator-led approach. Beyond capital, QED will contribute hands-on experience in lending, risk management, product development, and organizational scaling, making it a highly complementary partner as FEMSA’s lending business enters its next stage of development.

The partnership establishes a framework for controlled and responsible growth, enabling the lending business to advance through clearly defined milestones while maintaining a measured approach to investment, portfolio growth and risk management. FEMSA believes that combining QED’s expertise with its unique customer access, proprietary data advantages, trusted consumer relationships, and omnichannel presence will support the disciplined development of a responsible and scalable credit offering that contributes to greater financial inclusion in Mexico. FEMSA will continue to hold a majority stake in the lending business and consolidate its results

July 28, 2026 | Page 11

CONFERENCE CALL INFORMATION

Our second quarter 2026 Conference Call will be held on: Tuesday, July 28, 2026, 11:00 AM Eastern Time (9:00 AM Mexico City Time). The conference call will be live through our Zoom link. For registration, please visit:

Registration:                https://bit.ly/FEMSA_2Q26

If you are unable to participate live, the conference call audio will be available on https://femsa.gcs-web.com/financial-reports/quarterly-results

ABOUT FEMSA

FEMSA is a company that creates economic and social value through companies and institutions and strives to be the best employer and neighbor to the communities in which it operates. It participates in two core sectors, retail and beverages. In retail, FEMSA is present through four divisions: i) OXXO Mexico, operating the largest small-format store chain in Mexico; ii) Americas & Mobility, which includes its OXXO convenience store operations across Latin America and the United States, as well as its gas station business in Mexico and the United States; iii) Europe, operating convenience and foodvenience formats in five European countries; and iv) FEMSA Health, which includes drugstores and related activities in four Latin American countries. In Mexico, OXXO’s operations are enhanced by, and comprise a customer-focused ecosystem with Spin, a digital platform that leverages the OXXO store network to provide Mexican consumers with access to digital financial services, including Spin by OXXO and Spin Premia, among other initiatives. In the beverage sector, FEMSA participates through Coca-Cola FEMSA, the largest franchise bottler of Coca-Cola products in the world by volume. Across its business units, FEMSA has more than 369,000 employees in 18 countries. FEMSA is a member of the Dow Jones Best-in-Class World Index & Dow Jones Best-in-Class MILA Pacific Alliance Index, both from S&P Global; FTSE4Good Emerging Index; MSCI EM Latin America ESG Leaders Index; S&P/BMV Total México ESG, among other indexes.

July 28, 2026 | Page 12

The translations of Mexican pesos into US dollars are included solely for the convenience of the reader, using the noon buying rate for Mexican pesos as published by the Federal Reserve Bank of New York on June 30, 2026, which was 17.4490 Mexican pesos per US dollar.

FORWARD-LOOKING STATEMENTS

This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

Our consolidated financial statements as of and for the year ended December 31, 2026, are not yet available, and the independent audit of those financial statements is ongoing and has not yet been completed. The unaudited preliminary financial information as of and for the year ended December 31, 2026, presented herein, is preliminary and subject to change as we complete our financial closing procedures and prepare our consolidated financial statements, and as our independent registered public accounting firm completes its audit of such consolidated financial statements. As of the date of this release, our independent registered public accounting firm has not expressed an opinion or any other form of assurance on any financial information as of or for the year ended December 31, 2026, or on our internal control over financial reporting as of December 31, 2026. Our audited consolidated financial statements may differ materially from this preliminary information and will also include notes providing additional disclosures.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding the effects of: (i) mergers, acquisitions, and divestitures; and (ii) translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Ten pages of tables to follow

July 28, 2026 | Page 13

FEMSA – Consolidated Income Statement

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)
Total revenues	231,002	100.0	211,364	100.0	9.3	10.1	438,695	100.0	406,812	100.0	7.8	9.3
Cost of sales	138,391	59.9	125,442	59.3	10.3		262,029	59.7	242,126	59.5	8.2
Gross profit	92,611	40.1	85,922	40.7	7.8	8.8	176,666	40.3	164,686	40.5	7.3	8.9
Administrative expenses	9,876	4.3	10,262	4.9	(3.8)		20,063	4.6	20,214	5.0	(0.7)
Selling expenses	64,047	27.7	58,147	27.5	10.1		123,452	28.1	113,460	27.9	8.8
Other operating expenses (income), net (1)	(422)	(0.2)	(318)	(0.2)	32.7		(270)	(0.1)	(356)	(0.1)	(24.2)
Income from operations (2)	19,110	8.3	17,831	8.4	7.2	11.7	33,421	7.6	31,368	7.7	6.5	11.9
Other non-operating expenses (income)	510		269		89.6		(11,415)		1,100		N.S.
Interest expense	5,529		5,301		4.3		10,995		10,464		5.1
Interest income	1,508		2,051		(26.5)		2,680		4,183		(35.9)
Interest expense, net	4,021		3,250		23.7		8,315		6,281		32.4
Foreign exchange loss (gain)	655		4,102		(84.0)		1,099		3,660		(70.0)
Other financial expenses (income), net	(163)		(633)		(74.2)		(76)		(1,817)		(95.8)
Financing expenses, net	4,513		6,719		(32.8)		9,338		8,124		14.9
Income before income tax and participation in associates results	14,087		10,843		29.9		35,498		22,144		60.3
Income tax	4,905		4,339		13.0		8,562		9,100		(5.9)
Participation in associates results	38		(756)		(105.0)		(62)		(844)		(92.7)
Continued Operations net income (Loss)	9,221		5,748		60.4		26,874		12,200		120.3
Discontinued Operations net income (Loss)	-		(157)		(100.0)		-		2,333		(100.0)
(Loss) Consolidated net income	9,221		5,591		64.9		26,874		14,533		84.9
Net majority income	5,536		2,710		104.3		20,376		8,516		139.3
Net minority income	3,685		2,881		27.9		6,498		6,017		8.0

Operative Cash Flow & CAPEX	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)
Income from operations	19,110	8.3	17,831	8.4	7.2	11.7	33,421	7.6	31,368	7.7	6.5	11.9
Depreciation	10,703	4.6	9,893	4.7	8.2		21,153	4.8	19,609	4.8	7.9
Amortization & other non-cash charges	3,527	1.5	1,864	0.9	89.2		6,881	1.6	3,855	0.9	78.5
Adjusted EBITDA	33,340	14.4	29,588	14.0	12.7	15.8	61,455	14.0	54,832	13.5	12.1	15.8
CAPEX	8,872		9,203		(3.6)		15,067		17,987		(16.2)

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Other operating expenses (income), net = other operating expenses (income) +(-) equity method from operated associates.

(2) Income from operations = gross profit – administrative and selling expenses – other operating expenses (income), net.

July 28, 2026 | Page 14

FEMSA – Consolidated Balance Sheet

Amounts expressed in millions of Mexican Pesos (Ps.)

ASSETS	Jun-26	Dec-25	% Inc.
Cash and cash equivalents	104,960	107,980	(2.8)
Investments	11,591	20,042	(42.2)
Accounts receivable	45,281	48,319	(6.3)
Inventories	67,552	69,452	(2.7)
Other current assets	42,721	37,323	14.5
Current Assets Available for sale	-	-	-
Total current assets	272,105	283,116	(3.9)
Investments in shares	10,860	25,726	(57.8)
Property, plant and equipment, net	194,228	189,672	2.4
Right of use	101,122	99,543	1.6
Intangible assets (1)	146,079	145,506	0.4
Other assets	78,188	52,314	49.5
TOTAL ASSETS	802,582	795,877	0.8

LIABILITIES & STOCKHOLDERS’ EQUITY	Jun-26	Dec-25	% Inc.
Bank loans	2,860	5,862	(51.2)
Current maturities of long-term debt	12,087	14,812	(18.4)
Interest payable	1,725	1,790	(3.6)
Current maturities of long-term leases	15,435	15,188	1.6
Operating liabilities	207,367	172,362	20.3
Short term liabilities available for sale	-	-	-
Total current liabilities	239,474	210,014	14.0
Long-term debt (2)	124,830	126,992	(1.7)
Long-term leases	97,792	94,703	3.3
Laboral obligations	10,933	10,719	2.0
Other liabilities	28,618	24,097	18.8
Total liabilities	501,647	466,525	7.5
Total stockholders’ equity	300,935	329,352	(8.6)
TOTAL LIABILITIES AND STOCKHOLERS’ EQUITY	802,582	795,877	0.8

	June 30, 2026
DEBT MIX (2)	% of Total	Average Rate
Denominated in:
Mexican pesos	59.5%	8.9%
U.S. Dollars	25.6%	3.5%
Euros	0.0%	0.0%
Swiss Francs	0.0%	0.0%
Colombian pesos	1.0%	12.7%
Argentine pesos	0.4%	31.5%
Brazilian reais	12.5%	9.0%
Chilean pesos	1.0%	5.9%
Total debt	100.0%	7.6%

Fixed rate (2)	83.5%
Variable rate (2)	16.5%

DEBT MATURITY PROFILE	2026	2027	2028	2029	2030	2031+
% of Total Debt	3.8%	8.8%	11.0%	6.0%	12.9%	57.5%

(1) Includes mainly the intangible assets generated by acquisitions.

(2) Includes the effect of derivative financial instruments on long-term debt.

July 28, 2026 | Page 15

Net Debt & Adjusted EBITDA ex-KOF

Amounts expressed in millions of US Dollars (US.)

	Twelve months ended June 30, 2026
	Reported Adj. EBITDA	Adjustments	Adj. EBITDA Ex-KOF
OXXO Mexico, Americas & Mobility	3,219	-	3,219
Europe	485	-	485
Health Division	513	-	513
Envoy Solutions	-	-	-
Coca-Cola FEMSA[1]	3,487	(3,487)	-
Other[2]	(147)	-	(147)
FEMSA Consolidated	7,556	(3,487)	4,069

Dividends Received[3]	-	407	407

FEMSA Consolidated ex-KOF	7,556	(3,081)	4,475

Translated to USD for readers’ convenience using the exchange rate published by the Federal Reserve Bank of New York for June 30, 2026 which was 17.4490 MXN per USD.

1 Coca-Cola FEMSA adjustment represents 100% of its LTM EBITDA.

2 Includes FEMSA Other Businesses (including Bara and Spin), FEMSA corporate expenses, and the effects of consolidation adjustments

3 Reflects cash dividends received from Coca-Cola FEMSA for approximately US$407 mm during the last twelve months.

	As of June 30, 2026
	Reported	Adjustments	Ex-KOF
Cash & Equivalents	4,213	-	4,213
Coca-Cola FEMSA Cash & Equivalents	2,466	(2,466)	-
Cash & Equivalents	6,680	(2,466)	4,213

Financial Debt	3,103	-	3,103
Coca-Cola FEMSA Financial Debt	4,907	(4,907)	-
Lease Liabilities	6,269	-	6,269
Coca-Cola FEMSA Lease Liabilities	220	(220)	-
Debt	14,500	(5,127)	9,372

FEMSA Net Debt	7,820	(2,661)	5,159

July 28, 2026 | Page 16

EPS with Repurchased Shares

Amounts expressed in millions of Mexican Pesos (Ps.)

As Reported

Total Shares Outstanding (1) (2)
FEMSA Units Outstanding(1)		3,412,732,415

	YTD	2Q26
Net majority income	20,376	5,536

# FEMSA Units Outstanding(1)	3,412,732,415

EPS (Mxn Ps. / Unit)	5.97	1.62

Proforma

Total Shares Excluding Shares in Treasury
FEMSA Units Outstanding(1)		3,387,194,875

Shares in Treasury
FEMSA Units Outstanding(1)		25,537,540

	YTD	2Q26
Net majority income	20,376	5,536

# FEMSA Units Outstanding	3,387,194,875

EPS (Mxn Ps. / Unit)	6.02	1.63

(1) FEMSA Units Outstanding consist of FEMSA BD Units and FEMSA B Units. The number of FEMSA Units outstanding is equivalent to the total number of FEMSA Shares outstanding as of the same date, divided by 5.

(2) At our Shareholders meeting held on March 27 of 2026, the cancellation of the shares acquired from the stock repurchase program during the period from April 2025 to March 2026 was approved. The total FEMSA Units Cancelled are for the amount of 56,737,112 units.

July 28, 2026 | Page 17

OXXO Mexico – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:					For the six months of:
	2026	% of rev.	2025	% of rev.	% Var.	2026	% of rev.	2025	% of rev.	% Var.
Total revenues	86,708	100.0	77,539	100.0	11.8	161,115	100.0	146,304	100.0	10.1
Cost of sales	47,843	55.2	42,267	54.5	13.2	87,892	54.6	80,192	54.8	9.6
Gross profit	38,865	44.8	35,272	45.5	10.2	73,223	45.4	66,112	45.2	10.8
Administrative expenses	2,035	2.3	2,104	2.7	(3.3)	4,263	2.6	4,053	2.8	5.2
Selling expenses	28,110	32.4	25,408	32.8	10.6	54,468	33.8	49,505	33.8	10.0
Other operating expenses (income), net	72	0.1	59	0.1	22.0	167	0.1	166	0.1	0.6
Income from operations	8,649	10.0	7,701	9.9	12.3	14,324	8.9	12,387	8.5	15.6
Depreciation	3,810	4.4	3,564	4.6	6.9	7,575	4.7	7,062	4.8	7.3
Amortization & other non-cash charges	780	0.9	367	0.5	112.5	1,923	1.2	727	0.5	164.5
Adjusted EBITDA	13,239	15.3	11,632	15.0	13.8	23,823	14.8	20,177	13.8	18.1
CAPEX	3,801		3,636		4.5	6,002		6,565		(8.6)

Information of OXXO Stores
Total stores						24,708		23,876		3.5

Net new convenience stores:
vs. Last quarter	253		309		(18.1)
Year-to-date	411		670		(38.7)
Last-twelve-months	832		1,218		(31.7)

Same-store data: (1)
Sales (thousands of pesos)	1,101.7		1,006.5		9.5	1,027.7		952.8		7.9
Traffic (thousands of transactions)	17.2		16.9		2.0	16.4		16.3		0.8
Ticket (pesos)	64.1		59.7		7.4	62.7		58.6		7.0

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

July 28, 2026 | Page 18

Americas & Mobility – Results of Operations
Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)	2026	% of rev.	2025	% of rev.	% Var.	% Comp. (A)
Total revenues	28,567	100.0	24,325	100.0	17.4	11.6	53,555	100.0	46,446	100.0	15.3	11.1
Cost of sales	23,970	83.9	20,393	83.8	17.5		44,661	83.4	39,108	84.2	14.2
Gross profit	4,597	16.1	3,932	16.2	16.9	5.5	8,894	16.6	7,338	15.8	21.2	12.9
Administrative expenses	620	2.2	488	2.0	27.0		1,344	2.5	1,006	2.2	33.6
Selling expenses	3,807	13.3	2,737	11.3	39.1		7,075	13.2	5,414	11.7	30.7
Other operating expenses (income), net	90	0.3	42	0.2	114.3		115	0.2	65	0.1	76.9
Income from operations	80	0.3	664	2.7	(88.0)	(29.0)	361	0.7	853	1.8	(57.7)	8.1
Depreciation	840	2.9	583	2.4	44.1		1,516	2.8	1,174	2.5	29.1
Amortization & other non-cash charges	376	1.3	107	0.4	251.4		506	0.9	225	0.5	124.9
Adjusted EBITDA	1,296	4.5	1,354	5.6	(4.3)	5.7	2,382	4.4	2,252	4.8	5.8	16.8
CAPEX	344		222		55.0		629		425		48.0

Information of Stores
Total stores							1,953		1,907		2.4
Stores Brazil							634		603		5.1
Stores Colombia							622		622		0.0
Stores Chile							242		234		3.4
Stores Peru							215		199		8.0
Stores USA							240		249		(3.6)

Net new stores:
vs. Last quarter	11		13		(15.4)
Year-to-date	56		57		(1.8)
Last-twelve-months	46		360		(87.2)

Same-store data: (1)
Sales (thousands of pesos)	1,141.2		1,024.8		11.4	17.6	1,094.6		1,011.7		8.2	16.6

Currency Neutral

	Total Revenue Growth	Total Unit Growth	Same-Store Sales Growth(2)
OXXO Americas	19.8	2.4%	17.6
Brazil(3)	NA	5.1%	11.6
Latam(4)	25.3	2.3%	24.9
USA(5)	15.2	(3.6)%	0.4

Information of Gas Stations	2026	2025	% Var.
Total stations	781	804	(2.9)
Mexico	544	559	(2.7)
USA	237	245	(3.3)

Net new service stores:
vs. Last quarter	(1)	(3)	(66.7)
Year-to-date	(9)	(12)	(25.0)
Last-twelve-months	(23)	234.0	(109.8)

Volume (millions of liters) total stations(6)	956.6	922.3	3.7

Unit margin (pesos per liter)(6) (7)	2.27	2.65	(14.5)

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store, considering same stores with more than twelve months of operations, income from services are included.

(2) Same-store Sales OXXO Americas (Colombia, Chile, Peru and the U.S.A.).

(3) Local currency (BRL).

(4) Includes a weighted average of OXXO Colombia, Chile and Peru.

(5) Local currency (USD).

(6) Includes fuel operations in Mexico and in the US, with U.S. volumes converted to Liters.

(7) For readers’ convenience in calculating the equivalent price in U.S. cents per gallon, please refer to the exchange rate of 17.4490 MXN per USD, as published by the Federal Reserve Bank of New York for June 30, 2026, and a conversion factor of 3.785 liters per US gallon.

July 28, 2026 | Page 19

Europe – Results of Operations

Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Total revenues	14,491	100.0	15,065	100.0	(3.8)	3.2	27,411	100.0	27,974	100.0	(2.0)	2.4
Cost of sales	8,670	59.8	8,832	58.6	(1.8)		16,227	59.2	16,310	58.3	(0.5)
Gross profit	5,821	40.2	6,233	41.4	(6.6)	0.2	11,184	40.8	11,664	41.7	(4.1)	0.1
Administrative expenses	926	6.4	961	6.4	(3.6)		1,845	6.7	1,863	6.7	(1.0)
Selling expenses	4,273	29.5	4,628	30.7	(7.7)		8,371	30.5	8,832	31.6	(5.2)
Other operating expenses (income), net	(16)	(0.1)	(43)	(0.3)	(62.8)		(25)	(0.1)	(50)	(0.2)	(50.0)
Income from operations	638	4.4	688	4.6	(7.3)	(0.5)	993	3.6	1,019	3.6	(2.5)	2.7
Depreciation	1,322	9.1	1,384	9.2	(4.5)		2,643	9.6	2,703	9.7	(2.2)
Amortization & other non-cash charges	190	1.3	107	0.7	77.6		317	1.2	207	0.7	53.1
Adjusted EBITDA	2,150	14.8	2,179	14.5	(1.3)	5.9	3,953	14.4	3,929	14.0	0.6	5.2
CAPEX	345		356		(3.1)		670		611		9.7

Information of Stores					2026	2025	% Var.	% Comp.(A)
Total stores					2,749	2,780	(1.1)

Same-store data: (1)
Sales (thousands of pesos)	1,930.0	2,046.7	(5.7)	1.9	1,826.1	1,908.9	(4.3)	0.9

(A) Refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per store. Same-store Sales reflect a weighted average from our foodservice and retail operations.

July 28, 2026 | Page 20

Health – Results of Operations
Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Total revenues	22,328	100.0	21,850	100.0	2.2	4.8	44,502	100.0	43,822	100.0	1.6	5.7
Cost of sales	16,398	73.4	15,354	70.3	6.8		32,763	73.6	30,873	70.5	6.1
Gross profit	5,930	26.6	6,496	29.7	(8.7)	(5.1)	11,739	26.4	12,949	29.5	(9.3)	(4.8)
Administrative expenses	753	3.4	953	4.4	(21.0)		1,473	3.3	2,096	4.8	(29.7)
Selling expenses	4,798	21.5	4,734	21.7	1.4		9,240	20.8	9,279	21.2	(0.4)
Other operating expenses (income), net	32	0.1	(10)	(0.0)	(420.0)		24	0.1	(13)	(0.0)	(284.6)
Income from operations	346	1.5	819	3.7	(57.7)	(54.1)	1,003	2.3	1,585	3.6	(36.7)	(30.6)
Depreciation	939	4.2	895	4.1	4.9		1,880	4.2	1,834	4.2	2.5
Amortization & other non-cash charges	783	3.5	267	1.2	193.3		1,161	2.6	542	1.2	114.2
Adjusted EBITDA	2,069	9.3	1,981	9.1	4.4	9.4	4,044	9.1	3,962	9.0	2.1	8.1
CAPEX	262		356		(26.4)		440		613		(28.2)

Information of Stores
Total stores					4,584	4,321	6.1
Stores Mexico					1,284	1,311	(2.1)
Stores South America					3,300	3,010	9.6
Net new stores:
vs. Last quarter	57	(273)	N.S
Year-to-date	81	(340)	N.S
Last-twelve-months	263	(175)	N.S

Same-store data: (1)
Sales (thousands of pesos)	1,036.3	1,029.5	0.7	6.2	1,035.6	1,032.3	0.3	6.7

Currency Neutral
	Total Revenue Growth	Total Unit Growth	Same-Store Sales Growth(6)
Health(2)	4.8%	6.1	6.2
Mexico	(7.8)%	(2.1)	(0.2)
Chile(3)	9.3%	5.7	1.6
Colombia(4)	8.6%	9.9	24.3
Ecuador(5)	11.6%	13.3	5.5

(A) Please refer to page 12 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

(1) Monthly average information per location, considering same locations with more than twelve months of all the operations of the Health Division.
(2) Local currency weighted average.

(3) Local currency (CLP).

(4) Local currency (COP).

(5) Local currency (USD).

(6) Only includes retail sales. In Ecuador, includes franchised stores

July 28, 2026 | Page 21

Coca-Cola FEMSA – Results of Operations
Amounts expressed in millions of Mexican Pesos (Ps.)

	For the second quarter of:						For the six months of:
	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)	2026	% of rev.	2025	% of rev.	% Var.	% Comp.(A)
Total revenues	76,318	100.0	72,917	100.0	4.7	6.6	147,153	100.0	142,703	100.0	3.1	8.1
Cost of sales	40,380	52.9	39,875	54.7	1.3		78,000	53.0	77,987	54.6	0.0
Gross profit	35,938	47.1	33,042	45.3	8.8	10.7	69,153	47.0	64,716	45.4	6.9	11.9
Administrative expenses	3,957	5.2	3,957	5.4	-		7,917	5.4	7,549	5.3	4.9
Selling expenses	21,901	28.7	19,722	27.0	11.0		42,054	28.6	38,480	27.0	9.3
Other operating expenses (income), net	(575)	(0.8)	(404)	(0.6)	42.3		(496)	(0.3)	(299)	(0.2)	65.9
Income from operations	10,654	14.0	9,767	13.4	9.1	11.1	19,678	13.4	18,986	13.3	3.6	8.2
Depreciation	3,432	4.5	3,160	4.3	8.6		6,834	4.6	6,259	4.4	9.2
Amortization & other non-cash charges	923	1.2	461	0.6	100.2		1,856	1.3	1,339	0.9	38.6
Adjusted EBITDA	15,009	19.7	13,388	18.4	12.1	14.4	28,367	19.3	26,584	18.6	6.7	12.0
CAPEX	4,057		5,419		(25.1)		7,218		9,640		(25.1)

Sales Volumes
(Millions of unit cases)
Mexico and Central America	645.9	60.3	636.9	61.5	1.4	1,190.4	57.5	1,190.2	58.9	0.0
South America	146.7	13.7	133.1	12.9	10.2	294.6	14.2	271.0	13.4	8.7
Brazil	279.2	26.0	265.3	25.6	5.2	585.2	28.3	560.6	27.7	4.4
Total	1,071.8	100.0	1,035.3	100.0	3.5	2,070.2	100.0	2,021.8	100.0	2.4

(A) Please refer to page 11 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

July 28, 2026 | Page 22

FEMSA Macroeconomic Information

	Inflation
	2Q 2026	LTM (1) Jun-26

Mexico	0.04%	3.55%
Colombia	0.59%	5.76%
Brazil	1.04%	4.68%
Argentina	4.49%	32.92%
Chile	1.31%	4.33%
Euro Zone	-0.09%	3.28%
Switzerland	0.32%	0.71%

	Average Exchange Rates for each Period
	Jun-26		Jun-25
	Per USD	Per MXN	Per USD	Per MXN
Mexico	17.37	1.0000	19.07	1.0000
Colombia	3,504.64	0.0050	4,115.88	0.0046
Brazil	5.13	3.3884	5.55	3.4379
Argentina	1,450.88	0.0120	1,180.74	0.0162
Chile	903.38	0.0192	938.04	0.0203
Euro Zone	0.87	20.0350	0.87	21.9121
Switzerland	0.80	21.7399	0.81	23.4345

	End-of-Period Exchange Rates
	Jun-26		Jun-25
	Per USD	Per MXN	Per USD	Per MXN
Mexico	17.47	1.0000	18.89	1.0000
Colombia	3,443.59	0.0051	4,069.67	0.0046
Brazil	5.18	3.3748	5.46	3.4621
Argentina	1,482.00	0.0118	1,205.00	0.0157
Chile	922.21	0.0189	933.42	0.0202
Euro Zone	0.88	19.9648	0.86	22.0808
Switzerland	0.81	21.5812	0.80	23.6841

(1) LTM = Last twelve months.

July 28, 2026 | Page 23

Mexico City, July 27, 2026, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFUBL, NYSE: KOF) (“Coca-Cola FEMSA”, “KOF” or the “Company”), the largest Coca-Cola franchise bottler in the world by sales volume, announces results for the second quarter of 2026.

SECOND QUARTER HIGHLIGHTS

•	Volume increased 3.5%.
•	Revenue increased 4.7%; on a currency neutral basis, revenue grew 6.6%.
•	Operating income increased 9.1%; on a currency neutral basis, operating income increased 11.1%.

•	Majority net income increased 16.9%, driven mainly by an increase in our operating income.

•	Earnings per share[1] were Ps. 0.37 (Earnings per unit were Ps. 2.96 and per ADS were Ps. 29.57.).

FIRST SIX MONTHS HIGHLIGHTS

•	Volume increased 2.4%.
•	Revenue increased 3.1%; on a currency neutral basis, revenue grew 8.1%.
•	Operating income increased 3.6%; on a currency neutral basis, operating income grew 8.2%.

•	Majority net income increased 1.0%.

•	Earnings per share[1] were Ps. 0.63 (Earnings per unit were Ps. 5.02 and per ADS were Ps. 50.23.).

FINANCIAL SUMMARY FOR THE SECOND QUARTER RESULTS

Change vs. same period of last year

		Total Revenues		Gross Profit		Operating Income		Majority Net Income
		2Q26	YTD 2026	2Q26	YTD 2026	2Q26	YTD 2026	2Q26	YTD 2026
As Reported	Consolidated	4.7%	3.1%	8.8%	6.9%	9.1%	3.6%	16.9%	1.0%
	Mexico & Central America	0.3%	(0.5)%	3.9%	2.4%	(7.0)%	(11.6)%
	South America	11.8%	8.4%	17.7%	14.2%	46.5%	31.2%

Comparable (2)	Consolidated	6.6%	8.1%	10.7%	11.9%	11.1%	8.2%
	Mexico & Central America	2.0%	1.7%	5.6%	4.7%	(5.4)%	(9.2)%
	South America	14.1%	18.1%	20.1%	24.4%	49.4%	41.4%

Ian Craig, Coca-Cola FEMSA’s CEO, commented:

“Before commenting on our quarterly results, I would like to express our deepest condolences to everyone affected by the earthquakes in Venezuela. Our thoughts are with the impacted communities, as we provide support to people in need and first responders including Coca-Cola FEMSA de Venezuela employees and their families.

During the second quarter, we delivered a sequential recovery that highlights the strength of Coca-Cola FEMSA’s diversified market presence. Across our territories, we continued to grow the beverage industry, gain market share, and advance our digital agenda. We also leveraged the FIFA World Cup, strengthening brand equity and reinforcing our connection with consumers.

While Mexico continued to navigate a challenging consumer environment and the effects of the excise tax increase, our affordability strategy, segmentation, and disciplined commercial execution enabled us to further strengthen our competitive position. At the same time, South America delivered a solid quarter, with Colombia, Guatemala, and Brazil achieving record second-quarter volumes that ultimately resulted in double digit operating income growth in the business unit.

As we look to the second half of the year, we remain focused on adapting to the evolving consumer environment, accelerating our digital transformation, and leveraging our revenue growth management capabilities. We are confident that these initiatives, together with our disciplined execution and diversified footprint, will enable us to navigate near-term challenges while continuing to generate sustainable long-term growth.”

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.
(2)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 2 of 17

RECENT DEVELOPMENTS

•	On July 16, 2026, Coca-Cola FEMSA paid the second installment of the ordinary dividend approved for Ps. 0.241875 per share, for a total cash distribution of Ps. 4,065.1 million.

•	Coca-Cola FEMSA announces the appointment of Pamela Ortiz as Investor Relations Director, effective August 1, 2026. She previously served as Investor Relations Manager at FEMSA and has extensive experience in capital markets and stakeholder engagement. For his part, Jorge Collazo, who has served as Investor Relations Director since 2022 and has been part of the Investor Relations team since 2016, is assuming a new role as Strategic Planning Director for Coca-Cola FEMSA Brazil.

•	The Mexican Stock Exchange (BMV) awarded Coca-Cola FEMSA the prestigious “Best Total Score in Mexico CSA 2025” award, reaffirming our position as the leading sustainability performer among all listed companies evaluated. The Company also received the “Best Total Environmental CSA Score” and the “Best Total Governance & Economic CSA Score” distinctions, based on our strong performance in S&P Global’s Corporate Sustainability Assessment (CSA), one of the world’s most rigorous sustainability evaluations. These recognitions reflect the consistent execution of our sustainability strategy and its integration across our operations, governance, and growth agenda, as well as our commitment to creating long-term value through disciplined management, transparency, and sustainable business practices.

CONFERENCE CALL INFORMATION

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 3 of 17

CONSOLIDATED SECOND QUARTER RESULTS

CONSOLIDATED SECOND QUARTER RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2026	2Q 2025	Δ%	Δ%
Total revenues	76,318	72,917	4.7%	6.6%
Gross profit	35,938	33,042	8.8%	10.7%
Operating income	10,654	9,767	9.1%	11.1%
Adj. EBITDA (2)	15,008	13,388	12.1%	14.4%

Volume increased 3.5% to 1,071.8 million-unit cases, driven by volume growth in most of our operations that was partially offset by a decline in Argentina.

Total revenues increased 4.7% to Ps. 76,318 million. This increase was driven mainly by volume growth, coupled with revenue management initiatives, which were partially offset by unfavorable mix and negative translation effects from most our operating currencies into Mexican pesos. Excluding currency translation effects, total revenues increased 6.6%.

Gross profit increased 8.8% to Ps. 35,938 million, and gross margin expanded 180 basis points to 47.1%. This expansion was driven mainly by lower sweetener and PET costs supported our raw material hedging initiatives, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher aluminum costs, coupled with unfavorable mix effects. Excluding currency translation effects, gross profit increased 10.7%.

Operating income increased 9.1% to Ps. 10,654 million, and operating margin expanded 60 basis points to 14.0%. This margin expansion was driven mainly by operating leverage and expense efficiencies such as labor and rent. These effects were partially offset by an increase in freight, marketing, and depreciation. Moreover, we registered a lower operative foreign exchange gain in the quarter as compared to the same period of the previous year. In addition, this quarter we recognized an income of Ps. 265 million, net of expenses, related to insurance claims in Brazil. Excluding currency translation effects, operating income increased 11.1%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 4 of 17

Comprehensive financing result recorded an expense of Ps. 1,331 million, compared to an expense of Ps. 1,189 million in the previous year. This increase was driven mainly by a higher interest expense, net, resulting from the issuance of a new debt during the first quarter of 2026 in Mexican pesos. Moreover, we recorded an increase in interest income because of a higher cash position in key markets.

In addition, we recorded a lower gain in financial instruments of Ps. 88 million, as compared to a gain of Ps. 154 million recorded in the same period of the previous year. This lower gain was driven mainly by the valuation of matured financial instruments and lower rates in Brazil.

Additionally, we recognized a gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 74 million as compared to a gain of Ps. 77 million recorded in the same period of the previous year.

These effects were partially offset by a foreign exchange gain of Ps. 96 million in the second quarter of 2026 as compared to a gain of Ps. 55 million in the same period of the previous year. The gain this year was driven mainly by the quarterly appreciation of the Mexican peso as applied to our U.S. dollar-denominated net debt position.

Income tax as a percentage of income before taxes was 30.2% as compared to 36.2% during the same period of 2025. This decrease was driven mainly by non-recurring effects that resulted in higher income tax in the previous year, coupled with higher tax recovery.

Net income attributable to equity holders of the company increased 16.9% to reach Ps. 6,211 million. This increase was driven mainly by an increase in our operating income and a lower income tax, partially offset by an increase in our comprehensive financing result. Earnings per share1 were Ps. 0.37 (Earnings per unit were Ps. 2.96 and per ADS were Ps. 29.57.).

(1)	Quarterly earnings / outstanding shares. Earnings per share (EPS) were calculated using 16,806.7 million shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 5 of 17

CONSOLIDATED FIRST SIX MONTHS RESULTS

CONSOLIDATED FIRST SIX MONTHS RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	YTD 2026	YTD 2025	Δ%	Δ%
Total revenues	147,153	142,703	3.1%	8.1%
Gross profit	69,153	64,716	6.9%	11.9%
Operating income	19,678	18,986	3.6%	8.2%
Adj. EBITDA (2)	28,367	26,584	6.7%	12.0%

Volume increased 2.4% to 2,070.2 million-unit cases, driven mainly by volume increases in most of our operations, partially offset by a slight volume decline in Mexico.

Total revenues increased 3.1% to Ps. 147,153 million. This increase was driven mainly by volume growth, partially offset by unfavorable currency translation effects from most of our operating currencies into Mexican pesos and mix effects. Excluding currency translation effects, total revenues increased 8.1%.

Gross profit increased 6.9% to Ps. 69,153 million, and gross margin expanded 160 basis points to 47.0%. This performance was driven mainly by lower sweetener costs, top-line growth, raw material hedging initiatives, and the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. Excluding currency translation effects, gross profit increased 11.9%.

Operating income increased 3.6% to Ps. 19,678 million, and operating margin expanded 10 basis points to 13.4%. This margin expansion was driven mainly by higher operating leverage; in addition, we recognized an income related to insurance claims in Brazil and Mexico for a total of Ps. 360 million. These effects were offset by higher marketing, depreciation, freight, and maintenance expenses. Moreover, we registered a lower operative foreign exchange gain in the period as compared to the same period of the previous year. Excluding currency translation effects, operating income increased 8.2%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 6 of 17

Comprehensive financing result recorded an expense of Ps. 3,083 million, compared to an expense of Ps. 2,308 million in the same period of the previous year. This increase was driven mainly by a higher interest expense, net, of Ps. 3,159 million as compared to Ps. 2,749 million in the same period of the previous year resulting from higher interest expense, driven mainly by new debt issued during the second quarter of 2025 and the first quarter of 2026.

Additionally, we recorded a loss in financial instruments of Ps. 79 million as compared to a gain of Ps. 288 million in the same period of the previous year, resulting from the market value of financial instruments.

These effects were partially offset by a higher gain in monetary positions in inflationary subsidiaries related to Argentina for Ps. 175 million as compared to a gain of Ps. 154 million in the same period of the previous year.

Income tax as a percentage of income before taxes was 33.1% as compared to 34.8% during the same period of 2025. This decrease was driven mainly by non-recurring effects that resulted in higher income tax in the previous year, coupled with higher tax recovery.

Net income attributable to equity holders of the company was Ps. 10,553 million as compared to Ps 10,450 million during the same period of the previous year. This increase was driven mainly by an increase in our operating income, partially offset by a higher comprehensive financing result. Earnings per share1 were Ps. 0.63 (Earnings per unit were Ps. 5.02 and per ADS were Ps. 50.23.).

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 7 of 17

MEXICO & CENTRAL AMERICA DIVISION SECOND QUARTER RESULTS

(Mexico, Guatemala, Costa Rica, Panama, and Nicaragua)

MEXICO & CENTRAL AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2026	2Q 2025	Δ%	Δ%
Total revenues	45,450	45,306	0.3%	2.0%
Gross profit	22,241	21,404	3.9%	5.6%
Operating income	6,351	6,829	(7.0)%	(5.4)%
Adj. EBITDA (2)	8,956	8,926	0.3%	2.2%

Volume increased 1.4% to 645.9 million-unit cases, driven by volume growth in all our territories in the division.

Total revenues increased 0.3% to Ps. 45,450 million. This performance was driven mainly by volume increases, partially offset by unfavorable mix and currency translation effects from all our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 2.0%.

Gross profit increased 3.9% to Ps. 22,241 million, and gross margin expanded 170 basis points to 48.9%. This margin expansion was driven mainly by lower sweetener and PET costs as compared to the previous year, coupled with the appreciation of all the currencies in the division as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by unfavorable mix effects. Excluding currency translation, gross profit increased 5.6%.

Operating income decreased 7.0% to Ps. 6,351 million, and operating margin contracted 110 basis points to 14.0%. This operating margin contraction was driven mainly by a lower operating leverage as total operating expenses increased 9.1%, outpacing revenue growth. The increase in operating expenses was driven mainly by marketing and freight expenses. In addition, this year we reported a lower operating foreign exchange gain as compared with the same period of the previous year. These effects were partially offset by labor expense efficiencies. Excluding currency translation effects, operating income decreased 5.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 8 of 17

SOUTH AMERICA DIVISION SECOND QUARTER RESULTS

(Brazil, Argentina, Colombia, and Uruguay)

SOUTH AMERICA DIVISION RESULTS

	As Reported			Comparable (1)
Expressed in millions of Mexican pesos	2Q 2026	2Q 2025	Δ%	Δ%
Total revenues	30,868	27,611	11.8%	14.1%
Gross profit	13,697	11,639	17.7%	20.1%
Operating income	4,303	2,937	46.5%	49.4%
Adj. EBITDA (2)	6,053	4,462	35.6%	38.9%

Volume increased 6.9% to 425.9 million-unit cases, driven by volume growth of 17.7% in Colombia and 5.2% in Brazil, partially offset by a volume decline in Argentina.

Total revenues increased 11.8% to Ps. 30,868 million. This increase was driven mainly by volume growth, revenue management initiatives, and favorable mix effects, partially offset by an unfavorable currency translation effect from most of our operating currencies in the division into Mexican pesos. Excluding currency translation effects, total revenues increased 14.1%.

Gross profit increased 17.7% to Ps. 13,697 million, and gross margin expanded 220 basis points to 44.4%. This expansion was driven mainly by lower sweetener and PET costs as compared to the previous year, coupled with the appreciation of most of our operating currencies as applied to our U.S. dollar-denominated raw material costs. These effects were partially offset by higher aluminum and secondary packaging costs. Excluding currency translation effects, gross profit increased 20.1%.

Operating income increased 46.5% to Ps. 4,303 million, resulting in an operating margin expansion of 330 basis points to 13.9%. Our operating income includes the recognition of insurance claims in Brazil, net of expenses, for Ps. 265 million. This operating margin increase was driven mainly by operating leverage and operating expense efficiencies such as labor and rentals. These effects were partially offset by higher expenses such as marketing and freight. Excluding currency translation effects, operating income increased 49.4%.

(1)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(2)	Adjusted EBITDA = operating income + depreciation + amortization & other operating non-cash charges.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 9 of 17

DEFINITIONS

Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.

Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Operating income is a non-GAAP financial measure computed as “gross profit – operating expenses – other operating expenses, net + operative equity method (gain) loss in associates.”

Adjusted EBITDA is a non-GAAP financial measure computed as “operating income + depreciation + amortization & other operating non-cash charges.”

Earnings per share are equal to “quarterly earnings / shares outstanding.” Earnings per share (EPS) calculated using 16,806,658,096 shares outstanding. For the convenience of the reader, as a KOFUBL Unit is comprised of 8 shares (3 Series B shares and 5 Series L shares), earnings per unit are equal to EPS multiplied by 8. Each ADS represents 10 KOFUBL Units.

COMPARABILITY

Our “comparable” term means, with respect to a year-over-year comparison, the change of a given measure excluding translation effects resulting from exchange rate movements. In preparing this measure, management has used its best judgment, estimates, and assumptions to maintain comparability.

Due to the average depreciation of the Argentine peso and most of the operating currencies relative to the Mexican peso in the second quarter of 2026, as compared to the same period of 2025, we had an unfavorable currency translation effect into Mexican pesos. Please see page 17 for exchange rate fluctuations.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 10 of 17

ABOUT THE COMPANY

Stock listing information: Mexican Stock Exchange, Ticker: KOFUBL | NYSE (ADS), Ticker: KOF | Ratio of KOFUBL to KOF = 10:1

Coca-Cola FEMSA files reports, including annual reports and other information, with the U.S. Securities and Exchange Commission, or the “SEC”, and the Mexican Stock Exchange (Bolsa Mexicana de Valores, or the “BMV”) pursuant to the rules and regulations of the SEC (that apply to foreign private issuers) and of the BMV. Filings we make electronically with the SEC and the BMV are available to the public on the Internet at the SEC’s website at www.sec.gov, the BMV’s website at www.bmv.com.mx, and our website at www.coca-colafemsa.com.

Coca-Cola FEMSA, S.A.B. de C.V. is the largest Coca-Cola franchise bottler in the world by sales volume. The Company produces and distributes trademark beverages of The Coca-Cola Company, offering a wide portfolio to more than 268 million consumers. With over 90,000 employees, the Company markets and sells approximately 4.2-billion-unit cases through more than 2.1 million points of sale a year. Operating 55 manufacturing plants and 256 distribution centers, Coca-Cola FEMSA is committed to generating economic, social, and environmental value for all its stakeholders across the value chain. The Company is a member of the Dow Jones Best-In-Class World Index, Dow Jones Best-In-Class MILA Pacific Alliance Index, FTSE4Good Emerging Index, S&P/BMV Total Mexico ESG Index, and the MSCI ACWI Index. Its operations encompass certain territories in Mexico, Brazil, Guatemala, Colombia, and Argentina and, nationwide, in Costa Rica, Nicaragua, Panama, Uruguay and, in Venezuela, through an investment in Coca-Cola FEMSA de Venezuela, S.A. For further information, please visit www.coca-colafemsa.com

ADDITIONAL INFORMATION

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

(6 pages of tables to follow)

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 11 of 17

COCA-COLA FEMSA

CONSOLIDATED INCOME STATEMENT

Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Transactions (million transactions)	6,383.1		6,131.9		4.1%	4.1%	12,373.9		12,053.7		2.7%	2.7%
Volume (million unit cases)	1,071.8		1,035.3		3.5%	3.5%	2,070.2		2,021.8		2.4%	2.4%
Average price per unit case	69.23		68.65		0.9%		68.90		68.63		0.4%
Net revenues	76,290		72,852		4.7%		146,830		142,556		3.0%
Other operating revenues	28		65		-56.9%		322		147		120.0%
Total revenues (2)	76,318	100.0%	72,917	100.0%	4.7%	6.6%	147,153	100.0%	142,703	100.0%	3.1%	8.1%
Cost of goods sold	40,380	52.9%	39,875	54.7%	1.3%		78,000	53.0%	77,987	54.6%	0.0%
Gross profit	35,938	47.1%	33,042	45.3%	8.8%	10.7%	69,153	47.0%	64,716	45.4%	6.9%	11.9%
Operating expenses	25,859	33.9%	23,679	32.5%	9.2%		49,971	34.0%	46,029	32.3%	8.6%
Other operative expenses, net	(448)	0.6%	(291)	0.4%	53.9%		(272)	0.2%	(109)	0.1%	149.2%
Operative equity method (gain) loss in associates(3)	(126)	0.2%	(112)	0.2%	12.9%		(223)	0.2%	(190)	0.1%	17.8%
Operating income (5)	10,654	14.0%	9,767	13.4%	9.1%	11.1%	19,678	13.4%	18,986	13.3%	3.6%	8.2%
Other non operative expenses, net	132	0.2%	99	0.1%	32.9%		(30)	0.0%	125	0.1%	NA
Non Operative equity method (gain) loss in associates (4)	(55)	0.1%	(54)	0.1%	1.3%		(37)	0.0%	(130)	0.1%	-71.8%
Interest expense	2,273		2,101		8.2%		4,356		3,963		9.9%
Interest income	684		626		9.2%		1,198		1,214		-1.4%
Interest expense, net	1,589		1,475		7.7%		3,159		2,749		14.9%
Foreign exchange loss (gain)	(96)		(55)		73.3%		20		1		1673.4%
Loss (gain) on monetary position in inflationary subsidiaries	(74)		(77)		-3.2%		(175)		(154)		13.6%
Market value (gain) loss on financial instruments	(88)		(154)		-42.5%		79		(288)		NA
Comprehensive financing result	1,331		1,189		11.9%		3,083		2,308		33.6%
Income before taxes	9,246		8,532		8.4%		16,661		16,684		-0.1%
Income taxes	2,741		3,029		-9.5%		5,422		5,691		-4.7%
Result of discontinued operations	-		-		NA		-		-		NA
Consolidated net income	6,505		5,503		18.2%		11,239		10,993		2.2%
Net income attributable to equity holders of the company	6,211	8.1%	5,312	7.3%	16.9%	19.5%	10,553	7.2%	10,450	7.3%	1.0%	5.5%
Non-controlling interest	293	0.4%	191	0.3%	53.8%		686	0.5%	543	0.4%	26.3%

Adj. EBITDA & CAPEX	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (7)
Operating income (5)	10,654	14.0%	9,767	13.4%	9.1%	11.1%	19,678	13.4%	18,986	13.3%	3.6%	8.2%
Depreciation	3,432		3,160		8.6%		6,834		6,259		9.2%
Amortization and other operative non-cash charges	923		461		100.0%		1,856		1,339		38.6%
Adj. EBITDA (5)(6)	15,008	19.7%	13,388	18.4%	12.1%	14.4%	28,367	19.3%	26,584	18.6%	6.7%	12.0%
CAPEX(8)	4,035		5,404		-25.3%		7,174		9,632		-25.5%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle and Leão Alimentos, among others.
(4)	Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER, and KSP Participacoes, among others.
(5)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(6)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(7)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.
(8)	As of June 30, 2026, the investment in fixed assets effectively paid is equivalent to Ps. 7,834 million.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 12 of 17

MEXICO & CENTRAL AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,311.8		3,279.8		1.0%	1.0%	6,127.2		6,182.9		-0.9%	-0.9%
Volume (million unit cases)	645.9		636.9		1.4%	1.4%	1,190.4		1,190.2		0.0%	0.0%
Average price per unit case	69.27		70.42		-1.6%		70.00		70.73		-1.0%
Net revenues	45,435		45,297				84,541		84,959
Other operating revenues	15		9				26		16
Total Revenues (2)	45,450	100.0%	45,306	100.0%	0.3%	2.0%	84,567	100.0%	84,975	100.0%	-0.5%	1.7%
Cost of goods sold	23,209	51.1%	23,902	52.8%			43,305	51.2%	44,686	52.6%
Gross profit	22,241	48.9%	21,404	47.2%	3.9%	5.6%	41,262	48.8%	40,289	47.4%	2.4%	4.7%
Operating expenses	15,960	35.1%	14,973	33.0%			30,439	36.0%	28,334	33.3%
Other operative expenses, net	27	0.1%	(320)	0.7%			159	0.2%	(163)	0.2%
Operative equity method (gain) loss in associates (3)	(96)	0.2%	(79)	0.2%			(148)	0.2%	(110)	0.1%
Operating income (4)	6,351	14.0%	6,829	15.1%	-7.0%	-5.4%	10,812	12.8%	12,229	14.4%	-11.6%	-9.2%
Depreciation, amortization & other operating non-cash charges	2,605	5.7%	2,096	4.6%			5,271	6.2%	4,605	5.4%
Adj. EBITDA (4)(5)	8,956	19.7%	8,926	19.7%	0.3%	2.2%	16,083	19.0%	16,834	19.8%	-4.5%	-1.9%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 15 and 16 for revenue breakdown.
(3)	Includes equity method in Jugos del Valle, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

SOUTH AMERICA DIVISION

RESULTS OF OPERATIONS

Millions of Pesos (1)

	For the Second Quarter of:						For the first Six Months of:
	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)	2026	% of Rev.	2025	% of Rev.	Δ% Reported	Δ% Comparable (6)
Transactions (million transactions)	3,071.3		2,852.1		7.7%	7.7%	6,246.8		5,870.8		6.4%	6.4%
Volume (million unit cases)	425.9		398.4		6.9%	6.9%	879.8		831.6		5.8%	5.8%
Average price per unit case	69.18		65.81		5.1%		67.42		65.63		2.7%
Net revenues	30,855		27,554				62,289		57,596
Other operating revenues	13		56				297		131
Total Revenues (2)	30,868	100.0%	27,611	100.0%	11.8%	14.1%	62,586	100.0%	57,727	100.0%	8.4%	18.1%
Cost of goods sold	17,171	55.6%	15,972	57.8%			34,694	55.4%	33,301	57.7%
Gross profit	13,697	44.4%	11,639	42.2%	17.7%	20.1%	27,891	44.6%	24,427	42.3%	14.2%	24.4%
Operating expenses	9,899	32.1%	8,705	31.5%			19,532	31.2%	17,695	30.7%
Other operative expenses, net	(475)	1.5%	28	0.1%			(431)	0.7%	54	0.1%
Operative equity method (gain) loss in associates (3)	(30)	0.1%	(32)	0.1%			(75)	0.1%	(80)	0.1%
Operating income (4)	4,303	13.9%	2,937	10.6%	46.5%	49.4%	8,866	14.2%	6,757	11.7%	31.2%	41.4%
Depreciation, amortization & other operating non-cash charges	1,750	5.7%	1,525	5.5%			3,418	5.5%	2,993	5.2%
Adj. EBITDA (4)(5)	6,053	19.6%	4,462	16.2%	35.6%	38.9%	12,284	19.6%	9,750	16.9%	26.0%	37.7%

(1)	Except volume and average price per unit case figures.
(2)	Please refer to pages 15 and 16 for revenue breakdown.
(3)	Includes equity method in Leão Alimentos, among others.
(4)	The operating income and adjusted EBITDA lines are presented as non-GAAP measures for the convenience of the reader.
(5)	Adjusted EBITDA = operating income + depreciation, amortization & other operating non-cash charges.
(6)	Please refer to page 10 for our definition of “comparable” and a description of the factors affecting the comparability of our financial and operating performance.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 13 of 17

COCA-COLA FEMSA

CONSOLIDATED BALANCE SHEET

Millions of Pesos

Assets	Jun-26	Dec-25	% Var.
Current Assets
Cash, cash equivalents and marketable securities	43,032	28,067	53%
Total accounts receivable	18,179	22,146	-18%
Inventories	14,637	14,014	4%
Other current assets	14,250	10,343	38%
Total current assets	90,098	74,570	21%
Non-Current Assets	-	-
Property, plant and equipment	181,049	174,289	4%
Accumulated depreciation	(69,833)	(65,159)	7%
Total property, plant and equipment, net	111,216	109,130	2%
Right of use assets	3,591	2,617	37%
Investment in shares	10,685	10,588	1%
Intangible assets and other assets	103,546	102,356	1%
Other non-current assets	17,123	15,278	12%
Total Assets	336,259	314,539	7%

Liabilities & Equity	Jun-26	Dec-25	% Var.
Current Liabilities
Short-term bank loans and notes payable	13,527	7,944	70%
Suppliers	28,656	31,898	-10%
Short-term leasing Liabilities	925	631	47%
Other current liabilities	43,274	26,284	65%
Total current liabilities	86,382	66,757	29%
Non-Current Liabilities	-	-
Long-term bank loans and notes payable	72,098	71,834	0%
Long Term Leasing Liabilities	2,915	2,273	28%
Other long-term liabilities	23,548	19,647	20%
Total liabilities	184,942	160,511	15%
Equity	-	-
Non-controlling interest	8,737	7,827	12%
Total controlling interest	142,580	146,201	-2%
Total equity	151,317	154,029	-2%
Total Liabilities and Equity	336,259	314,539	7%

	June 30, 2026
Debt Mix	% Total Debt (1)	% Interest Rate Floating (1) (2)	Average Rate
Currency
Mexican Pesos	63.7%	4.1%	8.8%
U.S. Dollars	13.8%	41.1%	3.9%
Colombian Pesos	1.7%	81.3%	12.5%
Brazilian Reals	20.0%	59.0%	9.0%
Argentine Pesos	0.7%	0.0%	31.5%
Total Debt	100%	24.3%	8.0%

(1)	After giving effect to swaps.
(2)	Calculated based on the weighting of the outstanding debt mix for each year.

Debt Maturity Profile

Financial Ratios	Jun 30, 2026	Dec 31, 2025	Δ%
Net debt including effect of hedges (1)(3)	45,030	52,846	-14.8%
Net debt including effect of hedges / Adj. EBITDA (1)(3)	0.74	0.89
Adj. EBITDA/ Interest expense, net (1)	8.98	10.26
Capitalization (2)	38.3%	35.4%

(1)	Net debt = total debt - cash
(2)	Total debt / (total debt + shareholders' equity)
(3)	After giving effect to swaps.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 14 of 17

COCA-COLA FEMSA

QUARTERLY- VOLUME, TRANSACTIONS & REVENUES

Volume

	2Q 2026					2Q 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	366.3	39.8	95.3	43.4	544.8	359.7	37.7	98.5	43.5	539.4	1.0%
Guatemala	47.5	2.7	0.5	2.4	53.1	46.1	2.2	0.8	2.3	51.3	3.4%
CAM South	39.2	2.4	0.2	6.2	48.0	38.0	2.2	0.2	5.9	46.2	4.0%
Mexico and Central America	453.0	45.0	95.9	52.0	645.9	443.7	42.1	99.4	51.7	636.9	1.4%
Colombia	74.7	11.6	3.7	7.3	97.2	63.5	9.6	3.5	5.9	82.6	17.7%
Brazil (3)	230.6	18.6	2.0	27.9	279.2	223.2	17.7	1.8	22.7	265.3	5.2%
Argentina	27.9	4.8	1.6	4.0	38.2	29.1	5.0	1.4	3.8	39.3	-2.8%
Uruguay	9.0	1.6	-	0.7	11.3	9.0	1.5	-	0.7	11.2	0.6%
South America	342.1	36.6	7.3	39.9	425.9	324.7	33.9	6.7	33.1	398.4	6.9%
TOTAL	795.2	81.6	103.2	91.9	1,071.8	768.4	76.0	106.1	84.8	1,035.3	3.5%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	2Q 2026				2Q 2025				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	1,965.9	285.0	306.5	2,557.5	1,978.1	265.1	298.5	2,541.7	0.6%
Guatemala	345.4	25.5	25.7	396.7	346.8	21.3	24.5	392.6	1.0%
CAM South	281.9	15.5	60.3	357.7	273.6	14.2	57.7	345.5	3.5%
Mexico and Central America	2,593.3	326.0	392.5	3,311.8	2,598.5	300.6	380.7	3,279.8	1.0%
Colombia	541.8	114.2	53.4	709.4	470.8	96.9	45.8	613.5	15.6%
Brazil (3)	1,615.8	162.8	319.1	2,097.8	1,547.0	154.6	266.2	1,967.8	6.6%
Argentina	149.1	27.0	32.0	208.1	152.0	30.1	32.0	214.0	-2.7%
Uruguay	44.1	6.1	5.8	56.0	45.3	5.9	5.6	56.8	-1.4%
South America	2,350.9	310.2	410.2	3,071.3	2,215.0	287.4	349.6	2,852.1	7.7%
TOTAL	4,944.2	636.2	802.7	6,383.1	4,813.5	588.0	730.4	6,131.9	4.1%

Revenues

Expressed in million Mexican Pesos	2Q 2026	2Q 2025	Δ %
Mexico	36,713	36,629	0.2%
Guatemala	4,269	4,458	-4.3%
CAM South	4,468	4,218	5.9%
Mexico and Central America	45,450	45,306	0.3%
Colombia	6,593	5,384	22.4%
Brazil (4)	20,582	18,359	12.1%
Argentina	2,498	2,653	-5.8%
Uruguay	1,196	1,215	-1.6%
South America	30,868	27,611	11.8%
TOTAL	76,318	72,917	4.7%

(3)	Volume and transactions in Brazil do not include beer
(4)	Brazil includes beer revenues of Ps. 1,140.1 million for the second quarter of 2026 and Ps. 1,025.2 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 15 of 17

COCA-COLA FEMSA

YTD- VOLUME, TRANSACTIONS & REVENUES

Volume

	YTD 2026					YTD 2025					YoY
	Sparkling	Water (1)	Bulk (2)	Stills	Total	Sparkling	Water (1)	Bulk (2)	Stills	Total	Δ %
Mexico	667.2	68.5	180.1	80.6	996.4	667.6	68.1	185.6	82.0	1,003.3	-0.7%
Guatemala	90.8	4.9	0.9	4.5	101.1	88.1	4.1	1.5	4.3	98.1	3.1%
CAM South	75.7	4.9	0.4	11.9	92.9	72.7	4.5	0.4	11.3	88.8	4.6%
Mexico and Central America	833.7	78.3	181.5	97.0	1,190.4	828.4	76.7	187.4	97.6	1,190.2	0.0%
Colombia	142.1	22.2	7.3	14.0	185.6	125.2	19.4	7.1	12.2	163.8	13.4%
Brazil (3)	479.5	42.6	4.8	58.4	585.2	465.5	41.8	4.7	48.6	560.6	4.4%
Argentina	59.2	11.7	3.5	9.4	83.8	60.5	11.2	2.7	8.1	82.6	1.5%
Uruguay	19.3	4.0	-	1.7	25.1	19.1	3.8	-	1.7	24.6	2.1%
South America	700.2	80.5	15.6	83.6	879.8	670.3	76.3	14.4	70.6	831.6	5.8%
TOTAL	1,533.8	158.7	197.1	180.6	2,070.2	1,498.7	153.0	201.8	168.3	2,021.8	2.4%

(1)	Excludes water presentations larger than 5.0 Lt ; includes flavored water.
(2)	Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

Transactions

	YTD 2026				YTD 2025				YoY
	Sparkling	Water	Stills	Total	Sparkling	Water	Stills	Total	Δ %
Mexico	3,610.5	496.1	568.0	4,674.6	3,713.7	482.4	571.4	4,767.5	-1.9%
Guatemala	663.4	45.8	49.0	758.3	658.7	39.3	47.8	745.7	1.7%
CAM South	546.8	31.5	116.0	694.3	528.6	29.1	112.0	669.7	3.7%
Mexico and Central America	4,820.7	573.5	733.0	6,127.2	4,901.0	550.8	731.1	6,182.9	-0.9%
Colombia	1,034.1	219.9	103.6	1,357.6	916.8	194.9	93.6	1,205.3	12.6%
Brazil (3)	3,288.1	369.0	656.8	4,313.9	3,176.7	360.8	558.9	4,096.5	5.3%
Argentina	312.5	63.4	75.1	451.0	312.1	65.8	68.3	446.1	1.1%
Uruguay	94.9	15.2	14.1	124.2	94.6	14.6	13.6	122.9	1.1%
South America	4,729.7	667.4	849.7	6,246.8	4,500.2	636.1	734.4	5,870.8	6.4%
TOTAL	9,550.4	1,240.8	1,582.7	12,373.9	9,401.2	1,186.9	1,465.6	12,053.7	2.7%

Revenues

Expressed in million Mexican Pesos	YTD 2026	YTD 2025	Δ %
Mexico	67,840	67,892	-0.1%
Guatemala	8,178	8,631	-5.3%
CAM South	8,549	8,452	1.1%
Mexico and Central America	84,567	84,975	-0.5%
Colombia	12,484	10,748	16.1%
Brazil (4)	41,900	38,668	8.4%
Argentina	5,602	5,716	-2.0%
Uruguay	2,600	2,595	0.2%
South America	62,586	57,727	8.4%
TOTAL	147,153	142,703	3.1%

(3)	Volume and transactions in Brazil do not include beer
(4)	Brazil includes beer revenues of Ps. 2,453.1 million for the first six months of 2026 and Ps. 2,368.3 million for the same period of the previous year.

(1)	Volume is expressed in unit cases. Unit case refers to 192 ounces of finished beverage product (24 eight-ounce servings) and, when applied to soda fountains, refers to the volume of syrup, powders, and concentrate that is required to produce 192 ounces of finished beverage product.
(2)	Transactions refer to the number of single units (e.g., a can or a bottle) sold, regardless of their size or volume or whether they are sold individually or in multipacks, except for soda fountains, which represent multiple transactions based on a standard 12 oz. serving.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 16 of 17

COCA-COLA FEMSA

MACROECONOMIC INFORMATION

Inflation (1)

	LTM	2Q26	YTD
Mexico	3.55%	0.36%	1.53%
Colombia	5.76%	1.53%	4.49%
Brazil	4.68%	2.05%	3.38%
Argentina	32.92%	7.74%	16.81%
Costa Rica	-0.95%	0.73%	-0.41%
Panama	2.30%	2.62%	2.95%
Guatemala	3.27%	2.21%	2.61%
Nicaragua	3.64%	0.70%	2.20%
Uruguay	3.77%	1.61%	3.26%

(1)	Source: inflation estimated by the company based on historic publications from the Central Bank of each country.

Average Exchange Rates for each period (2)

	Quarterly Exchange Rate (Local Currency per USD)			Year to Date Exchange Rate (Local Currency per USD)
	2Q26	2Q25	Δ %	YTD 26	YTD 25	Δ %
Mexico	17.41	19.55	-10.9%	17.48	19.23	-9.1%
Colombia	3,612.15	4,197.35	-13.9%	3,649.47	4,053.13	-10.0%
Brazil	5.05	5.67	-10.9%	5.15	5.59	-7.8%
Argentina	1,410.26	1,151.04	22.5%	1,414.01	1,244.54	13.6%
Costa Rica	459.28	508.77	-9.7%	472.52	506.50	-6.7%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.63	7.69	-0.8%	7.64	7.68	-0.5%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.09	41.61	-3.7%	39.59	41.08	-3.6%

End-of-period Exchange Rates

	Closing Exchange Rate (Local Currency per USD)			Closing Exchange Rate (Local Currency per USD)
	Jun-26	Jun-25	Δ %	Mar-26	Mar-25	Δ %
Mexico	17.47	18.89	-7.5%	18.07	20.32	-11.1%
Colombia	3,443.59	4,069.67	-15.4%	3,669.96	4,192.57	-12.5%
Brazil	5.18	5.46	-5.1%	5.22	5.74	-9.1%
Argentina	1,482.00	1,205.00	23.0%	1,382.00	1,074.00	28.7%
Costa Rica	457.17	508.28	-10.1%	467.85	504.21	-7.2%
Panama	1.00	1.00	0.0%	1.00	1.00	0.0%
Guatemala	7.62	7.68	-0.9%	7.65	7.71	-0.8%
Nicaragua	36.62	36.62	0.0%	36.62	36.62	0.0%
Uruguay	40.12	39.55	1.4%	40.48	42.13	-3.9%

(2)	Average exchange rate for each period computed with the average exchange rate of each month.

Coca-Cola FEMSA Reports 2Q26 Results July 27th, 2026	Page 17 of 17